UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under Securities Exchange Act of 1934
(Amendment No. 6)*

iKang Healthcare Group, Inc.

(Name of Issuer)

Class A Common Shares, par value US$0.01 per share**

(Title of Class of Securities)

45174L108***

(CUSIP Number)

Mr. Lee Ligang Zhang

c/o iKang Healthcare Group, Inc.

B-6F Shimao Tower, 92A Jianguo Road

Chaoyang District

Beijing 100022

People’s Republic of China

+86 10 5320 6080

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**   Not for trading, but only in connection with the registration of American Depositary Shares each representing 1/2 Class A Common Share.

*** This CUSIP applies to the American Depositary Shares, each representing 1/2 Class A Common Share.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45174L108	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lee Ligang Zhang
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,874,371[1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,874,371[1]
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,874,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
13.9%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.9% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person IN

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc., which is wholly owned by Time Intelligent Finance Limited; (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6; and (v) 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang within 60 days of the date of this Amendment No. 6.

The rights of the holders of Class A and Class C Common Shares are identical, except with respect to voting and conversion rights. Each Class A Common Share will be entitled to one vote per share. Each Class C Common Share will be entitled to 15 votes per share and is convertible at any time into one Class A Common Share.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. and 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang, in each case, within 60 days of the date of this Amendment No. 6.

CUSIP No. 45174L108	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Intelligent Finance Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.2% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6. As Time Intelligent Finance Limited is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Intelligent Finance Limited shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) ShanghaiMed, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,042,550[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,042,550[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 3,042,550[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
8.8%[2]. The voting power of the shares beneficially owned by the Reporting Person represents 6.6% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6. As ShanghaiMed, Inc. is wholly owned by Time Intelligent Finance Limited, it shares the voting and dispositive power of such 3,042,550 Common Shares with Time Intelligent Finance Limited, Time Evergreen Company Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.2% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6. TMF (Cayman) Ltd. is the trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor. As TMF (Cayman) Ltd. holds all of the equity interests in Time Evergreen Company Limited which in turn holds all of the equity interests in Time Intelligent Finance Limited, TMF (Cayman) Ltd. shares the voting and dispositive power of such 4,374,371 Common Shares with Time Evergreen Company Limited and Time Intelligent Finance Limited.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6.

CUSIP No. 81783J 101	13D/A

1		Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Time Evergreen Company Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds OO
5		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 4,374,371[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,374,371[1]
11		Aggregate Amount Beneficially Owned by Each Reporting Person 4,374,371[1]
12		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13

Percent of Class Represented by Amount in Row (11)
12.7%.[2] The voting power of the shares beneficially owned by the Reporting Person represents 34.2% of the total outstanding voting power of all Common Shares.

14		Type of Reporting Person CO

1  Consists of (i) 526,721 Class A Common Shares held by Time Intelligent Finance Limited; (ii) 805,100 Class C Common Shares held by Time Intelligent Finance Limited; (iii) 2,264,140 Class A Common Shares and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, Inc.; and (iv) 150,000 Class A Common Shares issuable to ShanghaiMed, Inc. upon its exercise of options within 60 days of the date of this Amendment No. 6. As Time Evergreen Company Limited holds all of the equity interests in Time Intelligent Finance Limited and is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor, Time Evergreen Company shares the voting and dispositive power of such 4,374,371 Common Shares with Time Intelligent Finance Limited and TMF (Cayman) Ltd.

2  Percentage calculated based on (i) 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, and (ii) 150,000 Class A Common Shares issuable upon exercise of options held by ShanghaiMed, Inc. within 60 days of the date of this Amendment No. 6.

Introductory Note

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on September 9, 2015, as previously amended by Amendment No. 1 filed on January 5, 2016, Amendment No. 2 filed on June 7, 2016, Amendment No. 3 filed on August 25, 2017, and Amendment No. 4 filed on December 1, 2017, and Amendment No. 5 filed on March 28, 2018, respectively (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Item 4 of this statement is incorporated by reference in its entirety into this Item 3.

It is anticipated that, at the price per Common Share and the price per ADS set forth in the Merger Agreement (as described in Item 4 below), the buyer consortium intends to fund the Merger (as defined in Item 4 below) through a combination of (i) equity financing provided by the New Investors (as defined in Item 4 below) in an aggregate amount equal to approximately US$1.15 billion in cash pursuant to equity commitment letters provided by the New Investors to the Issuer and (ii) rollover financing comprised of the Rollover Shares (as defined in Item 4 below).

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On February 28, 2018, Yunfeng Capital (“Yunfeng”) and Alibaba Investment Limited (“Alibaba”) submitted a preliminary non-binding proposal letter to the Issuer’s board of directors, in which Yunfeng and Alibaba proposed to acquire all of the outstanding Class A Common Shares, Class C Common Shares and American depositary shares (“ADSs,” each representing ½ of a Class A Share) of the Issuer in an all-cash transaction for US$20.00 per ADS or US$40.00 per Common Share.

On March 26, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with IK Healthcare Investment Limited (“Parent”), a special purpose vehicle wholly-owned by IK Healthcare Holdings Limited (“Holdco”), and IK Healthcare Merger Limited (“Merger Sub”), a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company and a wholly-owned subsidiary of Parent, and each of the Common Shares (including Common Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the Merger and each of the ADSs will be cancelled and cease to exist in exchange for the right to receive US$41.20 per Common Share or US$20.60 per ADS, in each case, in cash, without interest, except for (i) Common Shares held by Parent, the Issuer or any of their respective subsidiaries, (ii) Common Shares issued to the depositary of the Issuer’s ADS program and reserved for the exercise of the options granted under the Issuer’s share incentive plans, (iii) certain Common Shares (including Common Shares represented by ADSs) beneficially owned by Mr. Lee Ligang Zhang and Mr. Boquan He (the “Rollover Shares”), and (iv) Common Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Common Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Common Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. At the effective time of the Merger, the Rollover Shares will be cancelled for no consideration, and the Rollover Shareholders (as defined below) will subscribe for newly issued shares of Holdco.

Concurrently with the execution of the Merger Agreement, ShanghaiMed, Inc. (“ShanghaiMed”), Time Intelligent Finance Limited (“Time Intelligent”), Mr. Boquan He and Top Fortune Win Ltd. (“Top Fortune”, together with ShanghaiMed, Time Inelligent and Mr. Boquan He, collectively, the “Rollover Shareholders”), and Mr. Lee Ligang Zhang (the Rollover Shareholders and Mr. Lee Ligang Zhang, together with the New Investors, collectively, the “Investors”) executed a support agreement with Holdco and Parent (the “Support Agreement”), pursuant to which, each of the Rollover Shareholders has agreed to, subject to the terms and conditions set forth therein and among other obligations, (i) the cancellation of the Rollover Shares held by such Rollover Shareholders for no consideration, (ii) subscribe for newly issued ordinary shares of Holdco immediately prior to the closing of the Merger and (iii) vote in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger.

Concurrently with the execution of the Merger Agreement, ShanghaiMed executed a limited guarantee in favor of the Issuer with respect to certain obligations of Parent under the Merger Agreement (the “Founder Limited Guarantee”).  The Founder Limited Guarantee states that concurrently with the execution and delivery thereof, each of Yunfeng Fund III, L.P., Yunfeng Fund III Parallel Fund, L.P. (both affiliates of Yunfeng) and Taobao China Holding Limited (an affiliate of Alibaba) (each, a “New Investor”), and Top Fortune entered into a limited guarantee substantially identical to the Founder Limited Guarantee with the Issuer.

Concurrently with the execution of the Merger Agreement, the Investors, Holdco, Parent and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), which would govern, among other matters, the actions of Holdco, Parent and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

The Interim Investors Agreement states that on or prior to the date of thereof, each of the New Investors executed a letter agreement in favor of Parent, pursuant to which each of such New Investors has agreed, subject to the terms and conditions set forth therein, to purchase, directly or indirectly, certain equity interests of Parent in connection with the Transactions with an aggregate amount of approximately US$1.15 billion.

References to each of the Merger Agreement, the Support Agreement, the Founder Limited Guarantee and the Interim Investors Agreement in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market, and the Issuer’s obligation to file periodic reports under the Exchange Act, would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended in its entirety as follows:

(a), (b) The following table sets forth the beneficial ownership of Common Shares of the Issuer for each of the Reporting Persons.

Reporting Person	Amount beneficially owned (1) (2):	Percent of class (3):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Lee Ligang Zhang (4)	4,874,371	13.9%	4,874,371	0	4,874,371	0

Time Intelligent (6)	4,374,371	12.7%	0	4,374,371	0	4,374,371

ShanghaiMed (5)	3,042,550	8.8%	0	3,042,550	0	3,042,550

TMF (Cayman) Ltd. as the Trustee of Zhang’s Family Trust (6)	4,374,371	12.7%	0	4,374,371	0	4,374,371

Time Evergreen Company Limited (6)	4,374,371	12.7%	0	4,374,371	0	4,374,371

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the securities.

(2) Includes collectively those Class A Common Shares and Class C Common Shares held by each Reporting Person, and assumes conversion of all Class C Common Shares into the same number of Class A Common Shares.

(3) Percentage of beneficial ownership of each listed person is based on 33,572,694 Class A Common Shares (excluding Class A Common Shares issued to the depositary and reserved for exercise of options) and 805,100 Class C Common Shares outstanding as of February 28, 2018, as well as the Class A Common Shares underlying share options exercisable by such person within 60 days of the date of this Schedule 13D.

(4) Includes (i) 526,721 Class A Common Shares held of record by Time Intelligent; (ii) 805,100 Class C Common Shares held of record by Time Intelligent, representing 100.0% of the total outstanding Class C Common Shares of the Issuer; (iii) 2,264,140 Class A Common Shares held of record by ShanghaiMed and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed, which is wholly owned by Time Intelligent; (iv) 150,000 Class A Common Shares issuable to ShanghaiMed upon its exercise of options within 60 days of the date of this Amendment No. 6; and (v) 500,000 Class A Common Shares issuable upon exercise of options held by Mr. Lee Ligang Zhang within 60 days of the date of this Amendment No. 6.

(5) Includes (i) 2,264,140 Class A Common Shares held of record by ShanghaiMed and 1,256,820 American Depositary Shares (representing 628,410 Class A Common Shares) held by ShanghaiMed; and (ii) 150,000 Class A Common Shares issuable to ShanghaiMed upon its exercise of options within 60 days of the date of this Schedule 13D.

(6) Time Intelligent is wholly owned by Time Evergreen Company Limited, which in turn is wholly owned by TMF (Cayman) Ltd. as trustee of Zhang’s Family Trust with Mr. Lee Ligang Zhang as settlor and Mr. Lee Ligang Zhang and his family members as beneficiaries. As a result, Time Evergreen Company Limited and TMF (Cayman) Ltd. may be deemed to beneficially own all of the Common Shares of the Issuer directly held by Time Intelligent and ShanghaiMed, respectively.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” with the other Investors and/or their respective affiliates within the meaning of Rule 13d-5(b) under the Exchange Act of 1934. As a member of a group, each Reporting Person may be deemed to beneficially own the Common Shares beneficially owned by the members of the group as a whole. However, the Reporting Persons expressly disclaim any beneficial ownership of such shares held by the other Investors and/or their respective affiliates. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any Common Shares as may be beneficially owned by the other Investors and/or their respective affiliates for purposes of Section 13(d) of the Exchange Act of 1934 or for any other purpose.

(c) Except as otherwise described herein, none of the Reporting Persons has effected any transactions in the Common Shares (including Common Shares represented by ADSs) during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The information set forth in Items 3, 4 and 5 of this statement is incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the voting or disposition of the Common Shares owned by the Reporting Persons.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 7.14: Agreement and Plan of Merger, dated March 26, 2018, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on March 28, 2018)

Exhibit 7.15: Support Agreement, dated March 26, 2018, by and among the Rollover Shareholders, Mr. Lee Ligang Zhang, Parent and Holdco

Exhibit 7.16: Limited Guarantee, dated March 26, 2018, by and between ShanghaiMed and Issuer

Exhibit 7.17: Interim Investors Agreement, dated March 26, 2018, by and among the Investors, Holdco, Parent and Merger Sub

* * * * *

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2018

LEE LIGANG ZHANG

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LEE LIGANG ZHANG
Name: Lee Ligang Zhang
Title: Director

TMF (CAYMAN) LTD.

By:	/s/ HO Suk Ching and CHAN Ka Wah Hanifa
Name: HO Suk Ching and CHAN Ka Wah Hanifa
Title: Authorized Signatories

TIME EVERGREEN COMPANY LIMITED

By:	/s/ S.B. Vanwall Ltd.
Name: S.B. Vanwall Ltd.
Title: Director

INDEX TO EXHIBITS

Exhibit 7.14	Agreement and Plan of Merger, dated March 26, 2018, by and among Issuer, Parent and Merger Sub (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Issuer on March 28, 2018)

Exhibit 7.15	Support Agreement, dated March 26, 2018, by and among the Rollover Shareholders, Mr. Lee Ligang Zhang, Parent and Holdco

Exhibit 7.16	Limited Guarantee, dated March 26, 2018, by and between ShanghaiMed and Issuer

Exhibit 7.17	Interim Investors Agreement, dated March 26, 2018, by and among the Investors, Holdco, Parent and Merger Sub